National Media Technologies, Inc.
                                59 John Street
                           New York, New York 10038

                                                  February 7, 2001

James M. Daly, Esq.
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Mail Stop 4-6
Washington, D.C. 20549

            Re:   National Media Technologies, Inc.
                  Withdrawal of Registration Statement on Form S-1 Commission File No. 333-32566

Dear Mr. Daly:

      In accordance with the provisions of section.230.477 of Regulation C, application is hereby made to the Commission for permission to withdraw our above-referenced registration statement.

      Due to market conditions, we have decided that a public offering of our securities at this time would not be in our best interests. We have not sold any of the securities covered by the subject registration statement.

      Therefore, we respectfully request that the Commission enter an order granting our application to withdraw our registration statement as soon as possible.

                                          Very truly yours,

                                          /s/ Anthony L. Willsea

                                          Anthony L. Wilsea,
                                          President and Chief Executive Officer